SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the securities exchange act of 1934
(amendment no. ___)*

Rain Oncology Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75082Q105
(CUSIP Number)

Ryan A. Murr
James J. Moloney
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,740,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,740,341
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,341
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.1%
14		TYPE OF REPORTING PERSON PN

Page 2 of 9 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,740,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,740,341
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,341
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.1%
14		TYPE OF REPORTING PERSON OO

Page 3 of 9 Pages

CUSIP No. 75082Q105
1		NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,740,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,740,341
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,740,341
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.1%
14		TYPE OF REPORTING PERSON IN

Page 4 of 9 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock” or “Shares”) of Rain Oncology Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Jarvis Avenue, Suite 204, Newark, CA 94560.

Item 2.	Identity and Background

This Statement is voluntarily filed by Tang Capital Partners, LP, a Delaware limited partnership engaged in capital management (“Tang Capital Partners”); Tang Capital Management, LLC, a Delaware limited liability company that is the general partner of Tang Capital Partners (“Tang Capital Management”) and Kevin Tang, a United States citizen who is the manager of Tang Capital Management (“Kevin Tang” and, collectively with Tang Capital Partners and Tang Capital Management , the “Reporting Persons”). The address of each of the Reporting Persons is 4747 Executive Drive, Suite 210, San Diego, CA 92121.

During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock was acquired with approximately $4.3 million of working capital set aside by Tang Capital Partners for the general purpose of investing. Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects.

Except as set forth herein, the Reporting Persons have no present intent or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

In connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, industry analysts, existing or potential strategic partners or competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; or (4) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise.

Page 5 of 9 Pages

Item 5.	Interest in Securities of the Issuer

(a) Tang Capital Partners beneficially owns 3,740,341 shares of the Issuer’s Common Stock. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management beneficially owns 3,740,341 shares of the Issuer’s Common Stock. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 3,740,341 shares of the Issuer’s Common Stock. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 26,520,458 shares of Common Stock outstanding as of May 4, 2023, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on May 11, 2023.

Percent of Class:

Tang Capital Partners	14.1%
Tang Capital Management	14.1%
Kevin Tang	14.1%

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	3,740,341 shares
Tang Capital Management	3,740,341 shares
Kevin Tang	3,740,341 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	3,740,341 shares
Tang Capital Management	3,740,341 shares
Kevin Tang	3,740,341 shares

Page 6 of 9 Pages

(c)       The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity
5/23/23	Purchase	$1.22[1]	1,000,000
5/23/23	Purchase	$1.25[2]	35,558
5/24/23	Purchase	$1.22[3]	510,897
5/24/23	Purchase	$1.22[4]	26,430
5/25/23	Purchase	$1.10[5]	229,766
5/25/23	Purchase	$1.15[6]	427,115
5/25/23	Purchase	$1.14[7]	5,809
5/26/23	Purchase	$1.10[8]	88,797
5/26/23	Purchase	$1.08[9]	264,425
5/26/23	Purchase	$1.10[10]	5,017
5/30/23	Purchase	$1.05[11]	406,186
5/30/23	Purchase	$1.00[12]	200,000
5/30/23	Purchase	$1.06[13]	32,890
5/30/23	Purchase	$1.08[14]	2,016
5/30/23	Purchase	$1.06[15]	5,930

_____________________________

1 The prices reported are weighted average prices. These shares were purchased in multiple transactions at prices ranging from $1.16 to 1.25. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 19 herein.

2 These shares were purchased in multiple transactions at prices ranging from $1.23 to $1.25.

3 These shares were purchased in multiple transactions at prices ranging from $1.18 to $1.25.

4 These shares were purchased in multiple transactions at prices ranging from $1.20 to $1.25.

5 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.14.

6 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.23.

7 These shares were purchased in multiple transactions at prices ranging from $1.12 to $1.15.

8 These shares were purchased in multiple transactions at prices ranging from $1.09 to $1.13.

9 These shares were purchased in multiple transactions at prices ranging from $1.06 to $1.15.

10 These shares were purchased in multiple transactions at prices ranging from $1.09 to $1.11.

11 These shares were purchased in multiple transactions at prices ranging from $0.96 to $1.15.

12 These shares were purchased in multiple transactions at prices ranging from $0.96 to $1.03.

13 These shares were purchased in multiple transactions at prices ranging from $1.05 to $1.08.

14 These shares were purchased in multiple transactions at prices ranging from $1.075 to $1.08.

15 These shares were purchased in multiple transactions at prices ranging from $1.02 to $1.08.

Page 7 of 9 Pages

5/31/23	Purchase	$1.08[16]	161,180
5/31/23	Purchase	$1.10[17]	5,000
6/1/23	Purchase	$1.09[18]	92,984
6/1/23	Purchase	$1.12[19]	240,341

(d)       No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons.

_____________________________

16 These shares were purchased in multiple transactions at prices ranging from $1.04 to $1.10.

17 These shares were purchased in one transaction at $1.10.

18 These shares were purchased in multiple transactions at prices ranging from $1.04 to $1.11.

19 These shares were purchased in multiple transactions at prices ranging from $1.10 to $1.12.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 1, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001, of Rain Oncology Inc., and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 1st day of June, 2023.

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang